[ING Letterhead]

May 30, 2007

By EDGAR, “CORRESP” Designation

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-14642)

Dear Mr. Rosenberg:

            We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated May 17, 2007, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. As discussed with your colleague Dana Hartz, we will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments by mid to late June 2007.

            On behalf of ING Groep N.V., I would like to thank you and your colleagues in advance for your understanding for this extension, and please do not hesitate to call me at (011) 31-20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 if you have any questions regarding the above.

Very truly yours, /s/ Hans van Barneveld Hans van Barneveld General Manager Corporate Control and Finance
cc:	Jim Atkinson Dana Hartz (Securities and Exchange Commission)

Mr. Jim B. Rosenberg
Securities and Exchange Commission

John Hele Pim Brouwer Harm van de Meerendonk Jos Koster Edwin van Dixhoorn (ING Groep N.V.) William D. Torchiana Joram M. Lietaert Peerbolte (Sullivan & Cromwell LLP)